UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Peaberry Software Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   January 30, 2012

Physical Address of Issuer:

921 SW Washington St, Suite 820
Portland, Oregon 97205

Website of Issuer:

https://www.customer.io

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary's cash commission is equal to (a) six percent (6%) of the face amount of Securities sold in this Offering up to $2,000,000, plus (b) four percent (4%) of the face amount of Securities sold in this Offering above $2,000,000 up to $4,000,000, plus (c) three percent (3%) of the face amount of Securities sold in this Offering above $4,000,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

In addition to the fees shown here, the Intermediary will also receive a securities commission equal to (x) two percent (2%) of the Securities sold in this Offering up to $2,000,000, plus (y) one percent (1%) of the Securities sold in this Offering above $2,000,000 up to $4,000,000, plus (z) one-half percent (0.5%) of the Securities sold in this Offering above $4,000,000.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

66

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$4,829,503	$2,637,103
Cash & Cash Equivalents	$3,458,005	$1,497,249
Accounts Receivable	$119,652	$23,228
Short-term Debt	$1,116,089	$557,932
Long-term Debt	$707,475	$0
Revenues/Sales	$13,895,557	$9,585,573
Cost of Goods Sold	$3,193,691	$2,445,448
Taxes Paid	$(21,612)	$261,522
Net Income	$840,830	$(432,126)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 21, 2021

Peaberry Software Inc.



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Peaberry Software Inc. dba Customer.io ("**Customer.io**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount investored) in an Omnibus Crowd SAFE, attached hereto as **Exhibit C-1** and/or **Exhibit C-2**. Under the Subscription Agreement and Omnibus Crowd SAFE, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have, an account with the Custodian in order to receive Securities from this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$100,000	$6,000	$94,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$5,000,000	$230,000	$4,770,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary's cash commission is equal to (a) six percent (6%) of the face amount of Securities sold in this Offering up to $2,000,000, plus (b) four percent (4%) of the face amount of Securities sold in this Offering above $2,000,000 up to $4,000,000, plus (c) three percent (3%) of the face amount of Securities sold in this Offering above $4,000,000. In addition to the fees shown here, the Intermediary will also receive a securities commission equal to (x) two percent (2%) of the Securities sold in this Offering up to $2,000,000, plus (y) one percent (1%) of the Securities sold in this Offering above $2,000,000 up to $4,000,000, plus (z) one-half percent (0.5%) of the Securities sold in this Offering above $4,000,000. The Intermediary is covering payment processing and escrow fees in an amount up to 1.5% of the amount raised in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE

UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.customer.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/customer-io.

The date of this Form C is June 21, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Peaberry Software Inc. dba Customer.io is a customer engagement SaaS platform, incorporated in Delaware as a corporation on January 30, 2012.

The Company is located at 921 SW Washington St, Suite 820, Portland, Oregon 97205.

The Company's website is https://www.customer.io.

The Company conducts business and sells products and services through the internet throughout the United States and internationally.

The Company conducts its business through its wholly-owned subsidiary Customer.io Inc., a corporation formed under the laws of Canada, incorporated on July 20, 2015.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/customer-io and is attached as <u>Exhibit B</u> to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$100,000+
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 25.

* The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's securities commission of (x) two percent (2%) of the Securities sold in this Offering up to $2,000,000, plus (y) one percent (1%) of the Securities sold in this Offering above $2,000,000 up to $4,000,000, plus (z) one-half percent (0.5%) of the Securities sold in this Offering above $4,000,000.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

<center>**RISK FACTORS**</center>

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 and 2021 due to COVID-19, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our services and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 12,000,000 shares of common stock, of which 6,160,669 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Colin Nederkoorn, our Founder, Chief Executive Officer and Director, John Allison, our Founder and Director, Jonathan Hawkins, our Chief Revenue Officer, and Matthew Newhook, our Chief Technology Officer. The Company has or intends to enter into employment agreements with Mr. Nederkoorn, Mr. Hawkins and Mr. Newhook, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mr. Nederkoorn, Mr. Hawkins and Mr. Newhook, or any other member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base and personnel, which has placed a strain on and in the future may stress the capabilities of our management, administrative, operational and financial infrastructure. We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our services, to expand into new geographic areas, and to scale with our overall growth. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. We may not be able to make these investments as quickly or effectively as necessary to successfully scale our operations.

We regularly upgrade our customer platform and various other software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. Additionally, changes in our work environment and workforce could adversely affect our operationsAny adjustments made to our current and future office environments or work-from-home policies may not meet the needs and expectations of our workforce, which could negatively impact our ability to attract and retain our employees. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. If we fail to successfully scale our operations and increase productivity, we may be unable to execute our business plan.

If our customers do not renew their subscriptions for our services, our revenue and current remaining performance obligation could decline and our business may suffer. If we cannot accurately predict subscription renewals or upgrade rates, we may not meet our revenue targets, which may adversely affect the value of our securities.

Our customers have no obligation to renew their subscriptions for our services, and in the normal course of business, some customers have elected not to renew. It is difficult to predict attrition rates given our varied customer base of enterprise and small and medium-size business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' spending levels, mix of customer base, competition, pricing increases or changes and deteriorating general economic conditions.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services.

If customers do not renew their subscriptions, do not purchase additional features or enhanced subscriptions or if attrition rates increase, our business could be harmed.

Periodic changes to our sales organization can be disruptive and may reduce our rate of growth.

We periodically change and make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels and other internal and external considerations. Such sales organization changes may result in a reduction of productivity, which could negatively impact our rate of growth and operating results. In addition, any significant change to the way we structure our compensation of our sales organization may be disruptive and may affect our revenue growth.

Our holding company organizational structure makes us largely dependent on and highly subject to the risks and uncertainties of, our operating subsidiary. This holding company structure may not provide the benefits we expect.

To the extent we operate subsidiaries, including but not limited to Customer.io Inc., we will likely be subject to the business, industry, geographic, and market risks, regulations and uncertainties of such subsidiaries. The impact of these may be significant to the Company and could have a negative effect on our financial condition, results of operations and stock price.

Our holding company structure may not keep the assets and liabilities of the Company, our legacy subsidiaries and any new businesses we acquire legally separate. In such case, the Company and its subsidiary entities may not be able to keep their legal liabilities fully segregated and the increased costs of maintaining a separate holding company, including the administrative costs and expenses associated with keeping separate records and separate corporate or regulatory filings, may be incurred without realizing the possible benefits.

To the extent the holding company needs funding in the future, if we are unable to receive funds from our operating subsidiaries, we may not be able to fund holding company operations. As a result, we could experience a material adverse impact on our financial condition and results of operations, and result in the loss of your entire investment in us.

Our wholly-owned subsidiary, Customer.io Inc., was formed under the laws of Canada, and may be subject to Canadian securities laws.

We primarily operate through our wholly-owned subsidiary, Customer.io Inc., which was formed under the laws of Canada. If we fail to adhere to the laws of Canada, including but not limited to the Canadian securities laws, such failure may have serious negative effects on our financial condition and results of operations, and result in the loss of your entire investment in us.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Securities law is complex, and the Company could potentially be found to have not complied with securities law in connectiong with the Offering.

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate with potential investors to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statements made prior to the Offering. Copies of any communications to potential investors prior to the Offering are attached hereto as **Exhibit D**.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not have a beneficial interest in equity of the Company until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have a direct or indirect ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not have a beneficial interest in shares of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities, in which case the Custodian will become the legal owner and holder of record. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than a beneficial interest in the equity of the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holder of the CF Shadow Securities will vote in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holder, the Custodian, will vote the CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive a beneficial interest in CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock, and the Custodian would be bound by their terms to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders, subject to any voting agreements that may be applicable at the time. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Omnibus Crowd SAFE) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Omnibus Crowd SAFE, which is attached as **Exhibit C-1** and/or **Exhibit C-2**.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Customer.io sells a Software as a Service (SaaS) customer engagement platform for early to mid-stage companies to automate and target emails, push notifications, and SMS to people who use their web or mobile app.

Business Plan

The company charges a monthly or yearly recurring subscription fee for the use of its platform, based on the number of contacts a customer has as well as additional value add services.

The Company's Products and/or Services

Product / Service	Description	Current Market
Customer.io	Customer engagement platform to automate emails, push notifications and SMSes.	Early to Mid-Stage tech businesses.

Competition

Customer engagement is still early and often companies in our space are compared to the broader email marketing category. For early companies, competitors like Hubspot and Mailchimp (mass market offerings) can come up. For mid-stage companies who have reached scale, Braze or Iterable (enterprise offerings) may be considered. Customer.io sits squarely in between these two groups offering enterprise-grade functionality early in a company's life so that it can grow with a great tool rather than having to switch later.

Customer Base

We offer both a self-service version of product starting at $150 a month and a sales-assisted version starting at $12,000 per year.

Supply Chain

The company currently relies on Google Cloud for hosting its service, and on Mailgun for email delivery. In each case there are viable alternatives the company could migrate to.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
90394286	CUSTOMER.IO	Service Mark	12/18/2020	Pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	4.6%	$230,000
Marketing	20%	$5,000	20%	$1,000,000
Research & Development	50%	$12,500	50%	$2,500,000
New Hires	24%	$6,000	25.4%	$1,270,000
Total	**100%**	**$25,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Marketing
The company has historically relied on word of mouth marketing with minimal additional paid marketing. The company intends to increase its marketing spend to be in-line with similarly sized SaaS businesses.

Research & Development
The company plans to invest in extending our product offering to provide additional value to existing customers and to attract new customers.

New Hires
The company will be hiring across all roles and departments for the foreseeable future using the revenues generated from customer subscriptions. The company has yet to determine what a specific number of additional hires or in which departments hires will be made as a result of this fundraising.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONNEL

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Colin Nederkoorn	Founder, Chief Executive Officer & Director	Founder, Chief Executive Officer & Director, Customer.io, April 2012 to Present – Oversee strategy, business development efforts, partnership, new market development, and general executive oversight of the company.	Rensselaer Polytechnic Institute (B.S. Management & MIS, 2004)

John Allison	Founder & Director	Founder, Chief Technology Officer & Director, Customer.io, April 2012 to August 2020 – Oversee technology decisions for the company and management of the engineering department.	Ouachita Baptist University (B.S. Computer Science & Math, 2004)
Elizabeth Tse	Director	Chief Operating Officer, Side, September 2020 to Present – Oversee company operations and operational scaling. Sr. Vice President, Operations, Upwork, January 2013 to March 2020 – Served as the head of operations and an executive team member. Oversaw Trust & Safety, Customer Experience, Global Payments, Freelancer Success and Professional Services.	Cornell University (M.B.A., 1993) Yale University (B.A. Psychology, 1989)
George DeCarlo	Director	Founder & Chief Executive Officer, Woobox, January 2010 to Present – Oversee strategy, business development efforts, partnership, new market development, and general executive oversight of the company.	University of Portland (B.S. Electrical Engineering, 1999)
Jonathan Hawkins	Chief Revenue Officer & Chief Marketing Officer	Chief Revenue Officer and Chief Marketing Officer, Customer.io, March 2018 to Present – Oversee the Sales Department and Marketing Department and responsible for the Company's Go To Market function.	Marine Corps University (B.S. Computer Science, 2006)
Matthew Newhook	Chief Technology Officer	Chief Technology Officer, Customer.io, October 2020 to Present – Oversee technology decisions for the company and management of the engineering department. Vice President of Engineering, Customer.io, October 2017 to October 2020 – Responsible for the management of the engineering department.	Memorial University of Newfoundland (B.Sc. Computer Science, 1992)
Brian Thomas	Vice President of Product	Vice President of Product, Customer.io, August 2017 to Present – Oversee product planning for the company and management of the Product Management Department and Design Department.	University of Washington (M.B.A., 2014) Western Washington University (B.S. Computer Science, 2008)
Natalie Onions	Vice President of Customers	Vice President of Customers, Customer.io, October 2020 to Present – Oversee post-conversion customer experiences and delivery of SLAs,	Liverpool Hope University (B.A.Hons.

		manages the Success, Technical, and Services support departments. Director of Customers, Customer.io, May 2020 to October 2020 – Overseeing the customer success team responsible for retaining premium customers. Customer Success Team Lead, Customer.io, March 2019 to May 2020 – Supporting the team of customer success managers in addition to managing a book of customers. Customer Success Manager, Customer.io, March 2018 to March 2019 – Responsible for retaining a book of customers.	Film Studies and Media, 2008)
Sonja Beardsley	Vice President of Operations	Vice President of Operations, Customer.io, October 2020 to Present – Oversee business operations, people operations, culture, finance, data analytics, compliance, security, and legal. Director of Operations, Customer.io, May 2019 to October 2020 – Overseeing people operations, business operations, compliance, security and legal. Senior Operations Manager, Customer.io, September 2018 to May 2019 – Responsible for both people operations and business operations. Business Operations Specialist, Customer.io, May 2017 to September 2018 – Responsible for the company's business operations.	Portland State University (B.S. Art Practices, 2010)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 66 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 12,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 3,496,955 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,160,669 shares of Common Stock and 3,378,499 shares of Preferred Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,160,669
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55.45%

Type	Series Seed Preferred Stock
Amount Outstanding	1,556,621
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	8% Preferred Dividend, Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series Seed Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.01%*

* Assuming conversion of 1 share of Series Seed Preferred Stock into 1 share of Common Stock.

Type	Series Seed 2 Preferred Stock
Amount Outstanding	565,312
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	8% Preferred Dividend, Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series Seed Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.09%*

* Assuming conversion of 1 share of Series Seed Preferred Stock into 1 share of Common Stock.

Type	Series Seed 2a Preferred Stock
Amount Outstanding	1,256,566
Par Value Per Share	$0.0001
Voting Rights	1 vote per share of Common Stock on an as-converted basis
Anti-Dilution Rights	Conversion Price adjusted in event of future issuance of Common Stock (or deemed issuance) at a price lower that the Conversion Price
Other Rights	8% Preferred Dividend, Liquidation Preference, Certain Consent Rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The conversion of the Series Seed Preferred Stock into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.31%*

* Assuming conversion of 1 share of Series Seed Preferred Stock into 1 share of Common Stock.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Stock Options and Restricted Stock Units (2015 Equity Incentive Plan)
Amount Outstanding	1,588,110
Par Value Per Share	N/A
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The exercise of Common Stock Options or the conversion of Restricted Stock Units into Common Stock may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.14%

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Colin Nederkoorn	2,757,684 / Common Stock	29.0%
John Allison	2,449,286 / Common Stock	25.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Peaberry Software Inc. dba Customer.io (the "**Company**") was incorporated on January 30, 2012, under the laws of the State of Delaware, and is headquartered in Portland, Oregon.

The Company conducts its business through its wholly-owned subsidiary Customer.io Inc., a corporation formed under the laws of Canada, incorporated on July 20, 2015. Our financial statements include the financial results of Customer.io Inc.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with a maturity of three months or less when purchased.

As of May 31, 2021, the Company had an aggregate of $4,300,277 in cash and cash equivalents. The Company is currently profitable and any additional investment in the future will be to accelerate growth and not to support current levels of operation.

Liquidity and Capital Resources

We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*". The Company does not need to successfully complete the Offering in order to continue its operations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have not made any offerings of securities within the last three years.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Omnibus Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $100,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement and the Omnibus Crowd SAFE instruments attached as **Exhibit C-1** and **Exhibit C-2**, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $10,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require the Custodian to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Custodian will receive (and the Investor will receive a pro rata beneficial interest in) the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the aggregate amount all Investors paid for the Securities (the "**SAFE Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $400,000,000 ($350,000,000 if the subscription is made on or before June 24, 2021, 6:59 AM Pacific Time) divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Custodian will receive (and the Investor will receive a pro rata beneficial interest in) the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the SAFE Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of a Change of Control (as defined below) of the Company prior to any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) a portion of the proceeds from the Change of Control in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount subject to the following paragraph or (ii) the deemed value of that number of shares of Common Stock of the Company equal to the SAFE Amount divided by the quotient of (a) $400,000,000 ($350,000,000 if the subscription is made on or before June 24, 2021, 6:59 AM Pacific Time) divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes. In the case of an IPO (as defined below) of the Company prior to any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in), that number of shares of Common Stock of the Company equal to the SAFE Amount divided by the quotient of (a) $400,000,000 ($350,000,000 if the subscription is made on or before June 24, 2021, 6:59 AM Pacific Time) divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with any cash payment as the result of a Liquidity Event described above, the SAFE Amount (or a lesser amount as described below) will be due and payable by the Company to the Custodian for the benefit of the Investors immediately prior to, or concurrent with, the consummation of the applicable Liquidity Event. If there are insufficient funds to pay the Custodian and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors. Generally, the Custodian's right to receive such cash payments for the benefit of the Investors is junior to payment of indebtedness and credit claims, on par with payments for other Safes and/or Preferred Stock and senior to payments for Common Stock.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means the initial public offering of the Company's capital stock or reverse merger or take-over of the Company by certain entities, such as an entity that is a reporting issuer.

"**Liquidity Event**" as used above, means either a Change of Control or an IPO.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Change of Control following any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) a portion of the proceeds from the Change of Control in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (ii) the deemed value of that number of shares of the most recently issued capital stock (whether Preferred Stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price. In the case of an IPO following any Equity Financing, the Custodian will generally be entitled to receive (and the Investor will generally be entitled to receive a pro rata beneficial interest in) that number of shares of capital stock equal to the SAFE Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

In connection with any cash payment as the result of a Liquidity Event described above, the SAFE Amount (or a lesser amount as described below) will be due and payable by the Company to the Custodian for the benefit of the Investors immediately prior to, or concurrent with, the consummation of the applicable Liquidity Event. If there are insufficient funds to pay Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors. Generally, the Custodian's right to receive such cash payments for the benefit of the Investors is junior to payment of indebtedness and credit claims, on par with payments for other Safes and/or Preferred Stock and senior to payments for Common Stock.

If the Company's board of directors determines in good faith (and with the advice of legal counsel) that delivery of equity securities to the Custodian pursuant to the Liquidity Event paragraphs above would violate applicable law, rule or regulation, or be prohibited by the underwriter in any applicable IPO, then the Company shall deliver to the Custodian in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors.

Each Investor will have a beneficial interest in the Omnibus Crowd SAFE, based on the amount of their investment. An Investor receives a beneficial interest in equity or cash, in each case as described above, based on their Purchase Amount relative to the SAFE Amount.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) the Custodian for the benefit of the Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Custodian for the benefit of the Investors pursuant to the conversion provisions of the Subscription Agreement and Omnibus Crowd SAFE or (ii) the payment, or setting aside for payment, of amounts due to the Custodian for the benefit of the Investors pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company has certain voting agreements, investors' rights agreements, and right of first refusal and co-sale agreements in place with its capital stock holders, and may enter into other similar voting and/or stockholders' agreements in the future. None of the Custodian or the Investors will have any rights or obligations under such agreements, except as they may subsequently acquire as the holder of CF Shadow Securities following a conversion.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Custodian (for the benefit of the Investors) may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Investor's interest in the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer any interest in the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee to the Intermediary equal to (a) six percent (6%) of the face amount of Securities sold in this Offering up to $2,000,000, plus (b) four percent (4%) of the face amount of

Securities sold in this Offering above $2,000,000 up to $4,000,000, plus (c) three percent (3%) of the face amount of Securities sold in this Offering above $4,000,000.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to (x) two percent (2%) of the Securities sold in this Offering up to $2,000,000, plus (y) one percent (1%) of the Securities sold in this Offering above $2,000,000 up to $4,000,000, plus (z) one-half percent (0.5%) of the Securities sold in this Offering above $4,000,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Colin Nederkoorn
_____
(Signature)

Colin Nederkoorn
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Colin Nederkoorn
_____
(Signature)

Colin Nederkoorn
_____
(Name)

CEO & Director
_____
(Title)

June 21, 2021
_____
(Date)

/s/ John Allison
_____
(Signature)

John Allison
_____
(Name)

Director
_____
(Title)

June 21, 2021
_____
(Date)

/s/ Elizabeth Tse
(Signature)

Elizabeth Tse
(Name)

Director
(Title)

June 21, 2021
(Date)

/s/ George DeCarlo
(Signature)

George DeCarlo
(Name)

Director
(Title)

June 21, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

PEABERRY SOFTWARE, INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

May 20, 2021

To: Board of Directors, PEABERRY SOFTWARE, INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of PEABERRY SOFTWARE, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

May 17, 2021

PEABERRY SOFTWARE, INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,458,005	$ 1,497,249
Accounts receivable	119,652	23,228
Other current assets	248,315	183,043
Total Current Assets	3,825,972	1,703,520
Non-Current Assets		
Deposits	17,191	1,013
Deferred tax asset	986,340	932,570
TOTAL ASSETS	$ 4,829,503	$ 2,637,103
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 215,318	$ 127,390
Deferred revenue	748,938	411,903
Other current liabilities	151,833	18,639
Total Current Liabilities	1,116,089	557,932
Non-Current Liabilities		
Loans payable, Paycheck Protection Program	707,475	0
TOTAL LIABILITIES	1,823,564	557,932
Shareholders' Equity		
Common stock (6,133,124 and 6,130,402 shares outstanding as of December 31, 2020 and 2019, respectively)	613	613
Preferred stock (3,858,224 and 3,788,144 shares outstanding as of December 31, 2020 and 2019, respectively)	338	338
Additional paid-in capital	3,858,224	3,788,144
Accumulated deficit	(841,480)	(1,682,310)
Accumulated other comprehensive income (loss)	(11,756)	(27,614)
TOTAL SHAREHOLDERS' EQUITY	3,005,939	2,079,171
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,829,503	$ 2,637,103

PEABERRY SOFTWARE, INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	**2019**
Revenues, net	$ 13,895,557	$ 9,585,573
Less: Cost of goods sold	3,193,691	2,445,448
Gross Profit	10,701,866	7,140,125
Operating Expenses:		
General and administrative	3,157,996	2,473,868
Research and development	3,786,829	2,770,984
Sales and marketing	2,950,594	2,086,465
Total Operating Expenses	9,895,419	7,331,317
Net operating income	806,447	(191,192)
Other Items:		
Interest income	71	3,238
Other income	12,700	17,350
Tax benefit (expense)	21,612	(261,522)
Net Income (Loss)	$ 840,830	$ (432,126)
Unrealized gain from foreign currency translation	15,858	(20,871)
Comprehensive Income (Loss)	$ 856,688	$ (452,997)


PEABERRY SOFTWARE, INC.

STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements


	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Equity (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Capital (Deficit)
	# of shares	$ at par	# of shares	$ at par				
Balance as of January 1, 2019	6,118,365	$ 600	3,378,499	$ 338	$ 3,834,900	$ (1,250,184)	$ (6,743)	$ 2,578,911
Issuance of shares	12,037	13			12,024			12,037
Issuance costs					(58,780)			(58,780)
Comprehensive Net Loss						(432,126)	(20,871)	(452,997)
Balance as of December 31, 2019	6,130,402	$ 613	3,378,499	$ 338	$ 3,788,144	$ (1,682,310)	$ (27,614)	$ 2,079,171
Issuance of shares	2,722							0
Share options vested					70,080			70,080
Comprehensive Net Income						840,830	15,858	856,688
Balance as of December 31, 2020	6,133,124	$ 613	3,378,499	$ 338	$ 3,858,224	$ (841,480)	$ (11,756)	$ 3,005,939

PEABERRY SOFTWARE, INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Comprehensive Net Income (Loss)	$ 856,688	$ (452,997)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	(15,858)	20,871
Deferred tax benefit	(53,770)	-
Share option expense	70,080	-
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(96,424)	2,101
(Increase) Decrease in other current assets	(65,272)	(176,562)
(Increase) Decrease in deposits	(16,178)	-
Increase (Decrease) in accounts payable and accrued expenses	236,659	94,626
Increase (Decrease) in deferred revenue	441,147	280,593
Net Cash Used In Operating Activities	1,252,960	(213,368)
Cash Flows From Investing Activities		
None	-	-
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activities		
Proceeds of notes	707,475	0
Proceeds from issuance of stock	321	12,037
Net Cash Provided By Financing Activities	707,796	12,037
Net Change In Cash	1,960,756	(219,331)
Cash at Beginning of Period	1,497,249	1,716,580
Cash at End of Period	$ 3,458,005	$ 1,497,249

PEABERRY SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Peaberry Software, Inc. ("Peaberry" or the "Company") was formed on January 30, 2012 under the laws of Delaware, and is primarily engaged in the business of software development, marketing, and customer data management.

Customer.io, Inc. (Customer.io), a wholly owned foreign subsidiary of Peaberry, was formed in Canada on July 20, 2015. Customer.io is also engaged in the business of software development, marketing, and customer data management. Customer.io operates exclusively in Canada.

Since inception, the Company has has relied on issuing securities and revenue from sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 12). These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Principles of Consolidation
The consolidated financial statements include the accounts of Peaberry and Customer.io (collectively the Company). All material intercompany balances and transactions have been eliminated in consolidation. Customer.io's balances are converted from Canadian dollars to US dollars in consolidation.

Basis of Accounting
The Company's consolidated financial statements are prepared using the accrual basis of accounting and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates
The Company uses estimates and assumptions in preparing the consolidated financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the reporting period. Some of the critical estimates made by the Company include, but are not limited to, the net realizable value of accounts receivable and the value of certain stock-based compensation. Actual results may differ from the estimates used in preparing the consolidated financial statements.

Stock-based Compensation
Stock-based compensation primarily consists of share options granted to employees. Share options are classified as equity and are measured at the calculated value of the underlying stock at the grant date. Compensation expense is recognized over a 48-month vesting period and forfeitures are accounted for as they occur.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are customer obligations due on normal trade terms requiring payment within 30 days from the invoice date. Collections of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews accounts receivable balances and performs an assessment of current credit worthiness including an estimate of the portion, if any, of the balance that will not be collected. An allowance for doubtful accounts of $525 was recorded at December 31, 2020.

Prepaid Expenses
Prepaid expenses consist of prepaid items such as insurance and other operational costs including software licenses and professional services.

Deposits
Deposits consist of amounts prepaid by the Company on employment contracts for remote contract workers.

Property, Plant and Equipment
The Company capitalizes all property and equipment with a purchase price over $5,000 and a useful life greater than one year. As of December 31, 2020, no purchases meeting these criteria had been made, and no amount of property, plant, or equipment had been recorded.

Advertising Costs
Advertising costs are expensed as incurred (or the first time the advertising takes place). Advertising costs expensed amounted to $205,196 for the period ending December 31, 2020.

Research and Development Costs
Due to the ongoing nature of software development, the Company continuously incurs costs to modify and adapt their products to customer needs. As such, it is the Company's policy that all costs incurred for product development and ongoing maintenance are expensed as incurred and stated separately on the statement of operations. The costs are inclusive of materials and payroll of those closely related with research and development.

Revenue Recognition
The Company uses a single five-step model to identify and recognize revenue from contracts with customers ("Customer Revenue") upon transfer of control of promised goods or services in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company records sales taxes collected directly from customers and remitted directly to the taxing authorities on a net basis on the Consolidated Statement of Operations. In the event one of the parties to a contract has performed before the other, the Company would recognize a contract asset or contract liability depending on the relationship between the Company's performance and the customer's payment.

Variable considerations include provisions for sales discounts, returns, and warranty claims and are estimated and recorded as a reduction to revenue at the time of sale. Sales discounts primarily consist of contractual programs with certain customers or discretionary discounts that are expected to be granted to certain customers later. Estimates of discretionary discounts and returns are based on historical rates, specific identification of outstanding claims and returns, and estimated discounts, returns and claims expected but not yet finalized with customers.

Cost of revenues primarily consists of web services fees, payroll costs and transaction processing fees.

> Subscriptions – Revenue from providing software development, marketing and customer data management services is primarily recognized when performance obligations are satisfied, and the service has been performed. Customers may subscribe to several different service packages and are either billed periodically throughout the year as the service is consumed or billed in one lump sum. Revenue from accounts subscribing to a periodic billing cycle is recognized throughout the year as the service is provided and the customer is billed, typically monthly. Revenue from accounts that are billed on an annual basis are initially deferred, then recognized throughout the year as services are provided.

> Professional Services – The Company provides similar services described under the Subscriptions model, but which are more tailored to the customer's specific needs and are not provided on an ongoing basis. Revenue from these services is recognized periodically throughout the year as services are performed and the customer is billed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, as shown on the corporate tax returns, plus deferred taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates which will be in effect when those differences are expected to reverse.

If appropriate, deferred tax assets are reduced by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

Under ASC 740, tax benefits are recorded only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits, if any, are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of interest expense. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2017.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which creates FASB ASC Topic 606, "Revenue from Contracts with Customers" and supersedes ASC Topic 605, "Revenue Recognition". The guidance replaces industry-specific guidance and establishes a single five-step model to identify and recognize the revenue. The core principle of the guidance is that an entity should recognize revenue upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Additionally, the guidance requires the entity to disclose further quantitative and qualitative information regarding the nature and amount of revenues arising from contract with customers, as well as other information about the significant judgements and estimates used in recognizing revenues from contracts with customers. Several practical expedients are allowed under the guidance to non-public entities. During 2016, 2017 and 2020, the FASB issued several ASUs that clarify the implementation guidance for ASU No. 2014-09 but do not change the core principle of the guidance. This guidance may be adopted retrospectively or under a modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company adopted this guidance on January 1, 2020, under the modified retrospective method and the adoption will not have an impact on the Consolidated Financial Statements but will require enhanced disclosures included in the Notes to Consolidated Financial Statements. The initial application was applied to all contracts that were not completed at the date of initial application.

The timing and amount of revenue recognized when the Company has the right to invoice it corresponds directly with the performance of related services for customers to date.

In February 2016, the FASB issued ASU No. 2016-02, which creates FASB ASC Topic 842, "Leases" and supersedes Topic 840 "Leases". This guidance increases transparency and comparability among entities by recording lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous guidance. In June 2020, the FASB issued ASU No. 2020-05 which deferred for one year the required effective date of Topic 840. This guidance will be effective for annual reporting periods beginning after December 15, 2021, with early adoption permitted, and is required to be adopted using a modified retrospective approach. The Company plans to adopt this guidance effective January 1, 2022, and is currently evaluating the impact on its Consolidated Financial Statements and disclosures included within the Notes to Consolidated Financial Statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, to simplify the accounting for nonemployee awards by expanding the scope of ASC 718 to include share-based payment transactions involving nonemployees. ASU 2018-07 supersedes the guidance in ASC 505-50 "Equity-Based Payments to Non-Employees". This guidance aligns the accounting for nonemployee awards with the existing accounting model for employee awards. The Company adopted this guidance on January 1, 2020, under a modified retrospective approach, concurrent with the adoption of ASC Topic 606. The adoption did not require a cumulative adjustment to the Consolidated Financial Statements.

NOTE 2 – SUPPLEMENTAL CASH FLOW DISCLOSURES

For the year ended December 31, 2020, the Company paid no cash for interest, and paid $16,409 in cash for income taxes.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits. The Company has several cash accounts at one financial institution. The Federal Deposit Insurance Corporation (FDIC) currently insures deposits

up to
$250,000. The Company's cash balances at December 31, 2020, were in excess of FDIC insured limits.

Credit risk on trade receivables is mitigated by control procedures to monitor the credit worthiness of customers. As of December 31, 2020, approximately 35 percent of the Company's receivables were concentrated among three customers.

NOTE 4 – DEFERRED REVENUE

The Company recorded deferred revenue of $748,938 as of December 31, 2020. The amounts deferred consist of advance cash payments from customers that have entered into service agreements. For those customers that opt into this billing arrangement, the Company charges a yearly fee payable in advance to provide software development, marketing and customer data management services. The Company recognizes revenue ratably over the year as these services are provided. The revenue from these advance payments will generally be recognized within one year of the Balance Sheet date.

NOTE 5 – LINE OF CREDIT

At December 31, 2020, the Company had a line of credit agreement with Silicon Valley Bank. This line of credit agreement, with availability up to $2,000,000, expires on April 14, 2021. The interest rate on this line of credit is subject to change from time to time based on changes to the independent index which is the Prime Rate as published in the 'Money Rates' section of the Wall Street Journal. Interest on the unpaid principal balance of this line of credit is calculated as the greater of 1.00% above the index or 5.50%. As of December 31, 2020, the interest rate in effect was 5.50% and there was no outstanding balance on the line of credit.

NOTE 6 – OTHER LIABILITIES – PAYCHECK PROTECTION PROGRAM LOAN

During the COVID-19 pandemic, the Company entered into a loan agreement with Silicon Valley Bank for the SBA Paycheck Protection Program (PPP) loan in the amount of $707,475. The outstanding principal balance accrues interest during and after the six-month payment deferral period. No payments are due until the application for forgiveness is processed by the US Small Business Administration ("SBA"). Any unforgiven loan balance matures in April 2022. If the SBA determines the loan proceeds were spent on qualified uses (primarily payroll) the entire amount of the loan could be forgiven. As the Company expects full forgiveness of the entire balance, no required monthly payments on this loan have been paid, or interest accrued. The Company has applied for loan forgiveness but has not received confirmation from the SBA.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company leases office space as its corporate headquarters through an operating lease. In September 2018, the lease was renewed for three years, extending the expiration date to October 2021. The agreement calls for monthly rental payments of $11,954 through October 14, 2020, then $12,313 through the remainder of the lease. Additional rent is required based on increases in operating costs and taxes. Rent expense for the year ended December 31, 2020 was $144,363. As of December 31,

2020, future lease commitments through the lease termination were $123,130 payable during the year ended December 31, 2021.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 8 – STOCKHOLDERS' EQUITY

The Company has authorized 12,000,000 shares of common stock and 3,496,955 shares of preferred stock, both of which have a stated par value of $0.0001 per share. As of December 31, 2020, there were 6,133,124 shares of common stock issued and outstanding, and 3,378,499 shares of preferred stock issued and outstanding. Each share of common stock has one voting right. During 2020, common shares were issued at $0.93 and $0.11 per share. The share values were determined by an independent valuation. For the year ended December 31, 2020, total stock-based compensation expense was $70,080.

During March, June and December 2020, the Company issued share option grants to employees of the Company for the right to purchase shares of common stock. The March 2020 issuance consisted of share option grants for the right to purchase 29,528 shares of common stock at the option price of $0.98 per share. The June and December 2020 issuances consisted of share option grants for the right to purchase a total of 215,736 shares of common stock at the option price of $1.37 per share. The option grants vest over a 48-month vesting period. The fair value of the option grants was calculated using the Black-Scholes Merton option pricing model using the following assumptions: dividend yield of $0, risk-free interest rate equal to the daily 10-year Federal Treasury yield curve immediately preceding the grant date, expected lives of 10 years for the options, and a volatility index calculated from similar companies which are publicly listed. The calculations resulted in an estimated fair value at the grant date of $115,845. A total of 2,722 share options were exercised during the year ended December 31, 2020.

NOTE 9 – INCOME TAXES

The Company is taxed as a C Corporation under the Internal Revenue Code. Due to various timing differences, income and expense may be recognized in different periods for tax reporting purposes than for financial statement purposes.

Income tax expense (benefit) for the year ended December 31, 2020, was as follows:

Current provision	$	32,158
Deferred tax expense (benefit)		(53,770)
Income tax expense (benefit)		(21,612)
Federal income tax expense (benefit)		(40,865)
State income tax expense (benefit)		(7,735)
Foreign income tax expense (benefit)		26,988
Income tax expense (benefit)	$	(21,612)

The tax effects of temporary differences that give rise to deferred tax assets are relate to a credit for research and development of $512,623 and a net operating loss of $473,717.

The statutory income tax rates differ from the effective tax rate due primarily to state minimum income taxes, tax credits and permanent differences.

Regarding uncertain income tax positions, the Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. The Company has concluded that it had no unrecognized income tax benefits at December 31, 2020, and it has no tax positions for which it estimates a significant change over thenext 12 months.

The Company is subject to examination by state, federal and Canadian tax authorities. If such examinationsresult in changes to the Company's taxable income, the tax liability of the shareholders could be changed accordingly.

The Company has approximately $1,750,000 of federal net operating loss carryforward, approximately $1,590,000 of state net operating loss carryforwards and $510,000 of federal research and development tax credit carryforward. These carryforwards generally begin expiring in 2031 if unused by then.

NOTE 10 – EMPLOYEE BENEFITS

The Company sponsors a defined contribution 401(k) savings plan that covers all full-time, US employees. Employees are eligible to participate as of their date of hire. Employees may contribute to the plan via salarydeferrals and rollover contributions. The Company may make discretionary contributions to the plan, but there is currently no employer match specified. For the year ended December 31, 2020, the Company did not make any contributions into the plan.

NOTE 11 – RISKS AND UNCERTAINTIES

In March 2020, the State of Oregon ordered an emergency shutdown of many non-essential businesses as a result of the spread of the COVID-19 virus. As the Company conducts business primarily via the internet, the Company was able to continue operating during the shutdown. Despite the adverse economic conditions, the Company reported increased revenues for the year ended December 31, 2020, compared to prior years, which can be attributed partially to the transition to more remote work and online business during the pandemic. However, this pandemic still presents uncertainties related to future business operations, and the full economic impact of these events is unknown at this time.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial

statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Customer.io

Logo	

Headline	Automation platform that 2600+ businesses use to engage and retain customers

Hero Image	

Tags	Data, B2B, Adtech, Marketing, Profitable, $1M+ raised, $10M+ revenue

Pitch text	

Summary

- Crossed $20M in Annual Recurring Revenue in March 2021
- 74% YoY revenue growth April 2020 to April 2021
- Cash flow positive since April 2020
- $3M+ capital raised
- We serve customers in 94 countries across 6 continents
- In 2020, 8.2B messages were sent through Customer.io's platform

Problem

Communication is key to building strong relationships but businesses often miss the mark

Marketers want to deliver meaningful customer experiences, but struggle to stitch together the data and tools to make it happen.

For early to mid-stage businesses, great customer experiences are often the difference between winning against large incumbents or failing.





WHAT PEOPLE WANT
Interacting with a company makes you feel understood
THE REALITY
Data is siloed
Impersonal messaging
Help is inaccessible

Solution

A communication suite powered by customer data

Companies need insight into how their customers are interacting with them to communicate effectively. Today, Customer.io solves this by:

1. Aggregating all first-party data a business has about its customers.

2. Giving tech-savvy marketers the knowledge and tools to automate emails, push notifications, and SMS messages powered by that customer data.

Using Customer.io, businesses now can communicate the way their audience expects.



WHO?

Providing early to mid-stage companies enterprise quality

- Companies with product-led growth
- Fast-growing companies at the earliest stage of their life

WHAT?

Flexible platform for data management and messaging

- Scalable solution for growing businesses with 10K to 100M users
- Reach customers across every channel: email, push notifications, SMS, ad platforms, and more

HOW?

Coveted advice and education

- Seamless integration and adoption
- Hands-on support to set up customers for success

- Hands-on support to set up customers for success

Exceptional Customer Experience

- Teach how to use messaging to accelerate business

Hands-on services when companies need it

- Tools to understand the end-user impact
- Best-in-class performance, debugging, and visibility

Product

Automating an engaging customer experience

With a **simple integration**, customers stream **real-time business data** into Customer.io.


FLEXIBLE DATA INTEGRATIONS
Customer Data Platforms
First Party API
SQL Databases*
*Under development
Messaging Automation
Ad Audience Sync
Data Warehouses Sync
Workflow Automation

Marketers design and **send relevant communication,** unique to every customer, across **email**, **push notification**, **sms**, **whatsapp**, and other channels.

If you can dream it, you can do it.

Inside the platform, each customer for a business has a profile with data that is always up to date.



Real-time data
Ami Jones
ami@company.com
SIGNED UP
22 minutes ago
LAST MESSAGED
2 minutes ago
Overview
Attributes
Segments
Devices
Drafts
Sent
Activty
Journeys
Attributes
ID
12345
CREATED AT
Today at 5:34pm (EDT)
PLAN
basic
Segments
Signed up
Beginners with unfinished lessons
Premium prospect
Active trial
DAU
Pricing Page Visitor
Interested in Betas
Devices

The power of Customer.io is in the demographic and behavior based segmentation engine.

Segment your audience
Beginners with finished lessons
Attribute
lesson_percentage
is more than
25
AND
Email
Complete your lesson!
has been opened
OR
Event
logged_in
equals
has not been performed
Beginners with finished lessons
+7,312 in last week
54,622
47,310

Businesses design their custom logic and rules for who receives messages and when they get sent.



With robust metrics and testing tools, businesses get feedback and can continually improve.



With Customer.io, businesses can spend more time on strategy and less on building, allowing them to grow by making strategic data-driven decisions.

What's next on our roadmap?

- **Multiple identifiers**: Unlocks merging data in from many different sources into a unified customer view.
- **Mobile SDKs for Android and iOS**: Lowers friction for mobile app developers to start using the product and unlocks advanced mobile capabilities.
- **SQL Sync**: Direct database connections to simplify or provide another alternative to get data in.

Traction

Customer.io is growing 74% YoY at $21M+ in ARR



Customer.io has accelerated growth by **74% YoY revenue** from April 2020 to April 2021



Revenue retention picking up while new acquisition drives growth

Diversified customer revenue with the largest customer representing only 2.1% of total revenue



Our largest customer is only 2.1% of total revenue

2.05%

1.93%

1.49%

1.42%

1.21%

0.69%

88.78%

● 1st   ● 2nd   ● 3rd   ● 4th   ● 5th   ● 6th   ● 7th   ● 8th   ● 9th   ● 10th   ● Everyone else

Top 10 customers only make up 11.22% of total revenue

New Customers show **125%+ Net Revenue Retention** after Year 1 with cohorts continuing to increase for years

Revenue Retention by Annual Cohort

Cohort	Starting MRR	6 Months	1 Year	18 Months	2 Years	3 years	4 Years	5 Years
2013	$34,723	127%	138%	157%	165%	206%	173%	192%
2014	$37,346	130%	146%	178%	188%	189%	202%	243%
2015	$59,483	151%	172%	186%	190%	221%	239%	250%
2016	$79,107	127%	164%	169%	173%	190%	167%	
2017	$102,102	113%	134%	136%	135%	149%		
2018	$99,743	115%	117%	120%	116%			
2019	$152,749	120%	157%	195%				
2020	$344,721	124%						

Grey* numbers are preliminary and only include partial data for that actual cohort.

Customer retention increasing in most recent cohorts.

Customer Retention by Annual Cohort

Cohort	Customers	6 Months	1 Year	18 Months	2 Years	3 years	4 Years	5 Years
2013	352	76%	63%	56%	47%	37%	28%	24%
2014	435	78%	64%	52%	45%	35%	28%	24%
2015	465	79%	66%	58%	52%	40%	33%	27%
2016	401	79%	69%	59%	52%	44%	36%	
2017	479	83%	73%	63%	57%	47%		
2018	347	81%	69%	60%	50%			
2019	470	84%	72%	65%				
2020	895	87%						

Grey* numbers are preliminary and only include partial data for that actual cohort.

Our cash retention is the percentage of MRR received in the last 12 months from customers that were paying us during the same period in the prior year. In calculating cash retention, multi-month contracts are amortized proportionally over the life of the contract. Our cash retention rate for the 12 months ending in April 30, 2019, 2020, and 2021 was 110.2%, 106.0%, and 125.6% respectively.

Customers

2600+ companies trust Customer.io with their messaging


IFTTT
Close
segment
Clearbit
Data Management
CloudApp
mapbox
mailgun
buffer
miro
SaaS
PET MEDIA GROUP
the Cut
the knot
handy
Sunrise
fixd
Marketplace
TravelPerk
weekend.com
tripscout
Lemonade
meilleurs agents
Real Estate/Vacation Booking
instamart
resnap
billie
Grove
PillPack
asics
eCommerce
womply
FairMoney
current
editec
e-file.com
ONLINE TAX REBATES LTD
Finance
CareGuide
Mindful Chef
ZWIFT
obé
PURPLE CARROT
Health & Wellness
LANDR
The Information
reddit
Media
Augustine Institute
BRAINSCAPE
Prodigy
GoNoodle
datacamp
Education
Golden
JGive
unicef
DO
Activism

On average, **a customer stays with Customer.io for 60 months.**

Our **customer lifetime value is $26,036** and we recover the $2,900 it costs to acquire each customer in under one year.

TESTIMONIALS



"Customer.io has grown and surpassed Zwift's needs over the years. Their tireless commitment to agile improvements to the platform has helped us to drive engagement through personalized and timely communications with our community."

Jonathan Walton, CRM Manager at Zwift



"Customer.io integrates perfectly into our data / CRM architecture. The flexibility of the Customer.io API has allowed us to seamlessly update user attributes, create highly targeted workflows, run experiments, and ultimately measure incrementally."

Michelle Ballen-Griffin, Head of Data & Analytics at Billie



"I love working with Customer.io. With data at the core of both of our businesses, our products complement each other really well. We're able to build incredibly targeted and personalized campaigns where the only limit is our imagination."

Bradley Gula, Lifecycle Content Manager at Clearbit

Business Model

We are successful when our customers are successful

Our pricing is simple: we bill based on the number of people a business tracks with Customer.io. This aligns our incentives with our customers. We earn our money when we help them gain more customers.

Basic

Starting at

$ 1,800 / year

Basic includes everything you need to start sending messages to your customers.

- ✓ Send Unlimited Emails
- ✓ Send SMS, Push, and Webhooks
- ✓ Track Unlimited Events and Attributes
- ✓ User Roles & Permissions
- ✓ Technical Support

Up to 12,000 profiles. Additional profiles are charged monthly.

Premium

Starting at

$ 12,000 / year

Premium includes all basic features plus a dedicated Customer Success Manager, deliverability control, and more.

- ✓ 90-day Onboarding Program
- ✓ Dedicated Customer Success Manager
- ✓ Premium Technical Support
- ✓ Managed Deliverability
- ✓ HIPAA Compliance
- ✓ Access to Professional Services

Market

Marketing Automation expected to be a $47B market by 2027


Global Marketing Automation Market
2020-2027
$47.76 Billion
CAGR*
13.96%
$16.80 Billion
2019
2027

* Compound Annual Growth Rate

Customer Engagement merges **marketing automation**, **mobile marketing automation**, and **email marketing**. Solutions in this space are responsible for every interaction between a business and its audience.

Customer Engagement connects companies and their customers on every channel

Customer.io's functionality is often considered Marketing Automation and we're an early leader in a new market: Customer Engagement. Businesses will purchase Customer Engagement Platforms instead of "point solution" marketing automation tools. People now expect companies to have a shared brain and consistent behavior across every interaction they have. Customer Engagement Platforms are the answer.

Source: Verified Market Research

Competition

Empowering early and mid-stage companies with advanced marketing tools


Leader
SPRING
2021
Leader
Mid-Market
SPRING
2021
Momentum Leader
SPRING
2021
High Performer
Mid-Market
SPRING
2021

Small Business competitors strip down functionality, forcing companies with advanced needs to migrate as their sophistication grows.

Enterprise-focused competitors have raised hundreds of millions in funding. They abandon growing, but early companies in need of advanced functionality.

These two approaches create a gap in the market for Customer.io to work with companies as early as pre-launch to be the first and last tool they implement to design, build, and automate intricate messaging workflows for every stage of their business.

Vision

Interacting with a business should feel like they understand you

Customer.io is often the "source of truth" about a businesses customers. We're creating a future where **every customer facing team has a complete picture of a customer so they can make better automated and manual decisions**.

We're also focused on **building a big independent company** and we're not looking to sell. There appears to be a viable path to grow beyond $100m in ARR within 5 years. We'll seek to create liquidity for investors via rapidly evolving private markets or in the public markets.

Investors

Fundstrapping our way to $100M+ ARR

We've proven businesses can be both capital-efficient and fast-growing. We call that approach "Fundstrapping".



We've grown to 21m+ ARR on $3.54M raised from Oregon Venture Fund, Kima Ventures, Techstars Ventures, Box Group, notable Angel investors like Fabrice Grinda and many others.

Founders

Pioneering using real-time analytics data to trigger messages

The founders met working at a venture-funded startup in New York City. Recognizing that marketers struggled to do their job with no access to message content buried in code, and customer data locked in production databases, they left to solve that through starting Customer.io in 2012.



Colin Nederkoorn

Co-Founder & CEO

- **DevPost**, LendingTree
- **B.Sc. Management** from Rensselaer Polytechnic Institute



John Allison

Co-Founder & CTO Emeritus

- **DevPost**, Gilt Groupe
- **B.Sc. Computer Science, Math** from Ouachita Baptist University

Note: The company conducts its business through its wholly-owned subsidiary Customer.io, Inc., a corporation formed under the laws of Canada, incorporated on July 20, 2015. Please see our Form C for additional disclosures.

Team

	Colin Nederkoorn	Co-Founder & CEO
	John Allison	Co-Founder & Board Member
	Jon Hawkins	Chief Marketing Officer / Chief Revenue Officer
	Matthew Newhook	Chief Technology Officer
	Brian Thomas	Vice President of Product
	Sonja Beardsley	Vice President of Operations
	Natalie Onions	Vice President of Customers
	George DeCarlo	Board Member
	Elizabeth Tse	Board Member

Perks

$2,500	Your name listed as "investor" on our website (optional)
$5,000	Everything above + Limited edition Customer.io t-shirt
$10,000	Everything above + Customer.io welcome kit that we send to every new team member.
$100,000	Everything above + Exclusive Q&A session with the CEO

FAQ

How do I earn a return?	Customer.io is using Republic's Crowd SAFE security. Learn more about returns on investment here.
What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering. |

EXHIBIT C-1

Form of Security (Standard)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.


Peaberry Software Inc.

Subscription Agreement for
Beneficial Interest in Omnibus Crowd SAFE
Representing Economic Interest in
Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021


This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Peaberry Software Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Crowd SAFE attached hereto as <u>Exhibit A</u> (the "**Omnibus Crowd SAFE**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **<u>Subscription.</u>** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[_____] (the "**Subscription Amount**") for the right to an indirect economic interest in the Company's Crowd SAFEs and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Crowd SAFE issued by the Company to the custodian designated in the Omnibus Crowd SAFE, being Prime Trust, LLC (the "**Custodian**"), with the Custodian as legal record owner of the Crowd SAFE and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Crowd SAFE).

2. **General Terms and Conditions.**

(a) *Acceptance and Conditions.* The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Intermediary hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method directed by the Company; (iii) Subscriber's execution of the Omnibus Crowd SAFE; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form Omnibus Crowd SAFE attached hereto as <u>Exhibit B</u>; and (v) the Company counter-signing this Agreement and the Omnibus Crowd SAFE.

(b) *Nature of Interest in Omnibus Crowd SAFE.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Crowd SAFE (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Crowd SAFE, or (ii) any right to be deemed the legal record owner of the Crowd SAFE for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise unless provided explicitly herein or in the Crowd SAFE. To the extent the holder of the Omnibus Crowd SAFE or any securities into which it may convert is deemed to have any right to vote or otherwise act on behalf of its interest, whether under applicable law, the governing documents of the Company or otherwise, Subscriber hereby confirms that the Custodian is the record holder of the Omnibus Crowd SAFE or any securities into which it may convert and that the Custodian shall have the sole right to vote and act with respect to the Omnibus Crowd SAFE or any securities into which it may convert all in accordance with, and subject to the limitations set forth in, the Omnibus Crowd SAFE to which the Subscriber has a beneficial interest. Notwithstanding the foregoing, unless otherwise required by the Crowd SAFE or any security into which it may convert, the Custodian shall not have any obligation to vote in any corporate action or take any action on behalf of the Omnibus Crowd SAFE beneficial holders.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Crowd SAFE, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Crowd SAFE to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Crowd SAFE constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Crowd SAFE (nor the Subscriber's Beneficial Interest therein) nor the underlying Beneficial Interest therein may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Crowd SAFE, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Crowd SAFE.

(c) The Subscriber is purchasing its Beneficial Interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Intermediary or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Crowd SAFE and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Crowd SAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as expressly provided in the Omnibus Crowd SAFE.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Crowd SAFE, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Crowd SAFE.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Crowd SAFE in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Conversion of Omnibus Crowd SAFE.** Upon the conversion of the Omnibus Crowd SAFE into Equity Securities (as defined in the Omnibus Crowd SAFE) of the Company in accordance with the terms of the Omnibus Crowd SAFE, the Custodian will execute and deliver all transaction documents related to the Equity Financing or other corporate event causing the conversion of the Omnibus Crowd SAFE in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs issued by the Company that will convert in connection with the Equity Financing or corporate event and being the same as the purchasers in the Equity Financing (as defined in the form of Omnibus Crowd SAFE) with appropriate variations to give effect to the CF Shadow Series. Subscriber hereby authorizes and consents to the execution by the Custodian of all documents necessary to give effect to this Section 4, and agrees that no fiduciary or advisory relationship between Subscriber and the Custodian is intended to be or has been created in respect of any of the transactions contemplated by this Agreement, and Subscriber waives, to the fullest extent permitted by law, any claims of any kind that it may have against the Custodian for executing any documents on behalf of, or for the benefit of Subscriber pursuant to this Agreement and agrees that the Custodian shall have no liability (whether direct or indirect) to the Subscriber in respect any claim or to any person asserting a claim on behalf of or in right of the Subscriber.

5. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Portland, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

6. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Crowd SAFE constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Crowd SAFE applicable to Holders.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
PEABERRY SOFTWARE INC.	**PRIME TRUST, LLC**

By: _____   By: _____
Name: Colin Nederkoorn   Name:
Title: CEO   Title:

Date: _____   Date: _____
Address: Address:
921 SW Washington St   Email:
Suite 820
Portland, OR 97005
Email: colin@customer.io

EXHIBIT A

FORM OF OMNIBUS CROWD SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Peaberry Software Inc.

Omnibus Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[________] (the "**SAFE Amount**"), Peaberry Software Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

This Omnibus Crowd SAFE initially shall entitle each Subscriber to a beneficial ownership interest herein, including the securities or cash into which this Omnibus Crowd SAFE converts equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the SAFE Amount; *times* (ii) the number of shares of Capital Stock (or amount of cash, if applicable) that this Omnibus Crowd SAFE converts into pursuant to the provisions herein (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company.

The "**Valuation Cap**" is $400,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify Prime Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

    (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event (other than an IPO) before the termination of this instrument and before any Equity Financing, Prime Trust will automatically be entitled to receive a portion of the proceeds from the Liquidity Event in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (subject to the following paragraph) or (ii) the deemed value of that number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. If there is an IPO before the termination of this instrument and before and Equity Financing, Prime Trust will automatically be entitled to receive that number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. In connection with this Section 1(b), the SAFE Amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the applicable Liquidity Event. If there are insufficient funds to pay Prime Trust in cash (on behalf of the Subscribers collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Beneficial Interests.

        (ii)   If there is a Liquidity Event (other than an IPO) after one or more Equity Financings have occurred but before the termination of this instrument, Prime Trust will automatically be entitled to receive a portion of the proceeds from the Liquidity Event in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (ii) the deemed value of that number of shares of the most recently issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price. If there is an IPO before the termination of this instrument and after an Equity Financing, Prime Trust will automatically be entitled to receive that number of shares of Capital Stock equal to the SAFE Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith (and with the advice of legal counsel) that delivery of Capital Stock to Prime Trust pursuant to Section 1(b)(i) or Section 1(b)(ii) would violate applicable law, rule or regulation, or be prohibited by an underwriter in any applicable IPO, then the Company shall deliver to Prime Trust in lieu thereof, a cash payment equal to the fair market value of such Capital Stock deliverable pursuant to this Section 1(b), as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) Prime Trust (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or Prime Trust of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series to Prime Trust pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to Prime Trust pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders (including Holders of Beneficial Interests) shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Upon receipt of notice of any meeting at which the CF Shadow Series shareholders are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of CF Shadow Series shares shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the vote of the majority of the shares (whether Preferred Stock or another class issued by the Company) the CF Shadow Series shares correspond to held by persons other than Prime Trust that are voted on any matter, and Prime Trust will not exercise any discretion in voting any the shares of CF Shadow Series shares represented by the Beneficial Interests; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws. Prime Trust will not invoke such rights.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the

Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Holder**" means the holder of a Beneficial Interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" " means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. *Transfer Restrictions.*

(a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this instrument (or any Beneficial Interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE (or any Beneficial Interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise, any other agreement between the a Prime Trust or a Holder and the Company or any agreement between Prime Trust or Holder and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this instrument for Crowd SAFEs in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Crowd SAFE shall be considered legal record holder of the Crowd SAFE, and the underlying securities it may convert into. Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Portland, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Crowd SAFE will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Crowd SAFE, the terms of this Omnibus Crowd SAFE will control.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

PEABERRY SOFTWARE INC.

By: _____
    Name: Colin Nederkoorn
    Title: CEO
    Address: 921 SW Washington St., Suite 820, Portland, OR 97005
    Email: colin@customer.io

PRIME TRUST, LLC,
As Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By: _____
Signature

_____
Print Name of Additional Signatory

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

EXHIBIT C-2

Form of Security (Early Investors)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

Peaberry Software Inc.

Subscription Agreement for
Beneficial Interest in Omnibus Crowd SAFE
Representing Economic Interest in
Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Peaberry Software Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Crowd SAFE attached hereto as Exhibit A (the "**Omnibus Crowd SAFE**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to an indirect economic interest in the Company's Crowd SAFEs and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Crowd SAFE issued by the Company to the custodian designated in the Omnibus Crowd SAFE, being Prime Trust, LLC (the "**Custodian**"), with the Custodian as legal record owner of the Crowd SAFE and, for the avoidance of doubt, the underlying securities, cash or other consideration into which the Crowd SAFEs convert, (the "**Beneficial Interest**", as defined and calculated in the Omnibus Crowd SAFE).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions.* The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Intermediary hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method directed by the Company; (iii) Subscriber's execution of the Omnibus Crowd SAFE; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form Omnibus Crowd SAFE attached hereto as Exhibit B; and (v) the Company counter-signing this Agreement and the Omnibus Crowd SAFE.

   (b) *Nature of Interest in Omnibus Crowd SAFE.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Crowd SAFE (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Crowd SAFE, or (ii) any right to be deemed the legal record owner of the Crowd SAFE for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise unless provided explicitly herein or in the Crowd SAFE. To the extent the holder of the Omnibus Crowd SAFE or any securities into which it may convert is deemed to have any right to vote or otherwise act on behalf of its interest, whether under applicable law, the governing documents of the Company or otherwise, Subscriber hereby confirms that the Custodian is the record holder of the Omnibus Crowd SAFE or any securities into which it may convert and that the Custodian shall have the sole right to vote and act with respect to the Omnibus Crowd SAFE or any securities into which it may convert all in accordance with, and subject to the limitations set forth in, the Omnibus Crowd SAFE to which the Subscriber has a beneficial interest. Notwithstanding the foregoing, unless otherwise required by the Crowd SAFE or any security into which it may convert, the Custodian shall not have any obligation to vote in any corporate action or take any action on behalf of the Omnibus Crowd SAFE beneficial holders.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Crowd SAFE, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

   (a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Crowd SAFE to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Crowd SAFE constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Crowd SAFE (nor the Subscriber's Beneficial Interest therein) nor the underlying Beneficial Interest therein may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Crowd SAFE, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Crowd SAFE.

(c) The Subscriber is purchasing its Beneficial Interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Intermediary or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Crowd SAFE and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Crowd SAFE and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as expressly provided in the Omnibus Crowd SAFE.

(i)   The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata Beneficial Interests (based on their respective subscription amounts) in the Omnibus Crowd SAFE.

(j)   The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Crowd SAFE, the underlying securities or any other class of the Company's securities.

(k)   Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l)   The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n)   The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Crowd SAFE.

(o)   The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Crowd SAFE in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p)   If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Conversion of Omnibus Crowd SAFE.** Upon the conversion of the Omnibus Crowd SAFE into Equity Securities (as defined in the Omnibus Crowd SAFE) of the Company in accordance with the terms of the Omnibus Crowd SAFE, the Custodian will execute and deliver all transaction documents related to the Equity Financing or other corporate event causing the conversion of the Omnibus Crowd SAFE in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs issued by the Company that will convert in connection with the Equity Financing or corporate event and being the same as the purchasers in the Equity Financing (as defined in the form of Omnibus Crowd SAFE) with appropriate variations to give effect to the CF Shadow Series. Subscriber hereby authorizes and consents to the execution by the Custodian of all documents necessary to give effect to this Section 4, and agrees that no fiduciary or advisory relationship between Subscriber and the Custodian is intended to be or has been created in respect of any of the transactions contemplated by this Agreement, and Subscriber waives, to the fullest extent permitted by law, any claims of any kind that it may have against the Custodian for executing any documents on behalf of, or for the benefit of Subscriber pursuant to this Agreement and agrees that the Custodian shall have no liability (whether direct or indirect) to the Subscriber in respect any claim or to any person asserting a claim on behalf of or in right of the Subscriber.

5. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Portland, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

6. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Crowd SAFE constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Crowd SAFE (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Crowd SAFE applicable to Holders.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
PEABERRY SOFTWARE INC.	**PRIME TRUST, LLC**

By: _____   By: _____
Name: Colin Nederkoorn   Name:
Title: CEO   Title:

Date: _____   Date: _____
Address: Address:
921 SW Washington St.   Email:
Suite 820
Portland, OR 97005
Email: colin@customer.io

EXHIBIT A

FORM OF OMNIBUS CROWD SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Peaberry Software Inc.

Omnibus Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**SAFE Amount**"), Peaberry Software Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

This Omnibus Crowd SAFE initially shall entitle each Subscriber to a beneficial ownership interest herein, including the securities or cash into which this Omnibus Crowd SAFE converts equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the SAFE Amount; *times* (ii) the number of shares of Capital Stock (or amount of cash, if applicable) that this Omnibus Crowd SAFE converts into pursuant to the provisions herein (the "**Beneficial Interest**"). The number of shares under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Capital Stock or the Company.

The "**Valuation Cap**" is $350,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   <u>**Equity Financing**</u>.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> ("**First Equity Financing**"), the Company shall notify Prime Trust of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify Prime Trust of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the SAFE Amount to Capital Stock; or (2) issue to Prime Trust a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the SAFE Amount by (y) the First Equity Financing Price.

    (b)   <u>**Liquidity Event**</u>.

        (i)   If there is a Liquidity Event (other than an IPO) before the termination of this instrument and before any Equity Financing, Prime Trust will automatically be entitled to receive a portion of the proceeds from the Liquidity Event in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (subject to the following paragraph) or (ii) the deemed value of that number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. If there is an IPO before the termination of this instrument and before and Equity Financing, Prime Trust will automatically be entitled to receive that number of shares of Common Stock equal to the SAFE Amount divided by the Liquidity Price. In connection with this <u>Section 1(b)</u>, the SAFE Amount will be due and payable by the Company to Prime Trust immediately prior to, or concurrent with, the consummation of the applicable Liquidity Event. If there are insufficient funds to pay Prime Trust in cash (on behalf of the Subscribers collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Beneficial Interests.

        (ii)   If there is a Liquidity Event (other than an IPO) after one or more Equity Financings have occurred but before the termination of this instrument, Prime Trust will automatically be entitled to receive a portion of the proceeds from the Liquidity Event in an amount equal to the greater of (i) a cash payment equal to the SAFE Amount (as described in the foregoing paragraph) or (ii) the deemed value of that number of shares of the most recently issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the SAFE Amount divided by the First Equity Financing Price. If there is an IPO before the termination of this instrument and after an Equity Financing, Prime Trust will automatically be entitled to receive that number of shares of Capital Stock equal to the SAFE Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith (and with the advice of legal counsel) that delivery of Capital Stock to Prime Trust pursuant to Section 1(b)(i) or Section 1(b)(ii) would violate applicable law, rule or regulation, or be prohibited by an underwriter in any applicable IPO, then the Company shall deliver to Prime Trust in lieu thereof, a cash payment equal to the fair market value of such Capital Stock deliverable pursuant to this Section 1(b), as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among (i) Prime Trust (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or Prime Trust of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series to Prime Trust pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to Prime Trust pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i) CF Shadow Series shareholders (including Holders of Beneficial Interests) shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii) Upon receipt of notice of any meeting at which the CF Shadow Series shareholders are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the shares of CF Shadow Series shares shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the shares held by it in accordance with the vote of the majority of the shares (whether Preferred Stock or another class issued by the Company) the CF Shadow Series shares correspond to held by persons other than Prime Trust that are voted on any matter, and Prime Trust will not exercise any discretion in voting any the shares of CF Shadow Series shares represented by the Beneficial Interests; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws. Prime Trust will not invoke such rights.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the

Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Holder**" means the holder of a Beneficial Interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" " means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

      (a)   Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5. *Transfer Restrictions*.

      (a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

      (b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

      (c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this instrument (or any Beneficial Interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE (or any Beneficial Interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise, any other agreement between the a Prime Trust or a Holder and the Company or any agreement between Prime Trust or Holder and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this instrument for Crowd SAFEs in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Crowd SAFE shall be considered legal record holder of the Crowd SAFE, and the underlying securities it may convert into. Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Portland, Oregon. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Crowd SAFE will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Crowd SAFE, the terms of this Omnibus Crowd SAFE will control.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this Crowd SAFE to be duly executed and delivered.

PEABERRY SOFTWARE INC.

By: _____
    Name: Colin Nederkoorn
    Title: CEO
    Address: 921 SW Washington St., Suite 820, Portland, OR 97005
    Email: colin@customer.io

PRIME TRUST, LLC,
As Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By: _____
Signature

_____
Print Name of Additional Signatory

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

EXHIBIT D

Solicitation of Interest Communications

🔍 Search the Customer.io Blog...



CROWDFUNDING

Customer.io Is Planning a Crowdfunding Round

Colin Nederkoorn on May 5, 2021



Hi there,

I'm Colin, CEO of Customer.io. In a few short weeks, we're planning to launch a Regulation-CF (Crowdfunding) round to raise money from our community, customers, and supporters.

We're a profitable company that over 2600 early to mid-stage companies rely on to send emails, push notifications, and SMS messages to strengthen their relationships with their audience.

I haven't seen other companies in a similar position do a crowdfunding round, so I wanted to share how we think about it and why we're exploring it.

Regulation changes unlock a new opportunity

In March 2021, the maximum a company can raise through crowdfunding increased from $1.07 million to $5 million. This change makes crowdfunding more interesting for companies that are established and capital-efficient.

A continued focus on capital efficient growth

We believe better companies are built through struggle. Doing more with less is a big part of how we operate. Customer.io has raised less than $4m to generate $20m in Annual Recurring Revenue.

We started using the term "fundstrapping" to describe our approach to building a capital-efficient company.

This approach took a little longer to get going than spending a lot of cash, but we found that it has allowed us to be more durable in the long run. My goal as a founder and CEO is to build a large independent company that endures beyond me. We're just at the beginning.



Winning together with our community

Professional investors have had an unfair advantage that gives them access to companies before the rest of us. By the time a company goes public, and its customers and supporters can invest, the professionals with special access have reaped their rewards while the public tries to catch up.

Customer.io has succeeded because people fought to bring us into their company against the better-funded upstarts and established incumbents. Their feedback and passion have helped our team build a product for technical marketers that has earned us a loyal following.

Our customers, supporters, and community deserve the opportunity to share in the upside of the success they help create.

An opening to do more for our customers

Our customers tell us that the data in Customer.io is the most comprehensive understanding they have of their business.

They also ask us to do more for them. Support more ways to talk to their customers. Automate more of their business processes. Leverage more data from their other tools. For early and mid-stage businesses, there's a demand for Customer.io to play an even larger role in fostering a good relationship between their business and every single customer.

This crowdfunding round will help us accelerate creating the future our customers are asking for.

What's next?

We'll be launching our campaign with Republic in the coming weeks, at which point we'll share all of the details. In the meantime, please _let us know you're interested in this opportunity_.

Disclaimer:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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